Exhibit 99.10

McIlvenna Bay Project Saskatchewan Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada

Certificate of Qualified Person

I, William J. Lewis, P.Geo., do hereby certify that:

1.	I, William J. Lewis, B.Sc., P.Geo., am employed as a Principal Geologist with Micon International Limited located at #601–90 Eglinton Ave East, Toronto, ON, M4P 2Y3 Canada.

2.	I graduated from The University of British Columbia with a B.Sc. (Geology) in 1985.

3.	I am a member in good standing of a number of Canadian Professional Associations: The Association of Professional Engineers and Geoscientists of Manitoba, membership #1450, Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333), Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450) and the Professional Association of Geoscientists of Ontario (Membership # 1522).

4.	I have practiced my profession continuously since 1985. I have sufficient relevant experience having worked as an exploration geologist, an underground mine geologist and as a surficial and consulting geologist on precious and base metal deposits, industrial and specialty minerals.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I meet the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for Sections 1.3 to 1.5, 1.7, 1.8, 4 to 12, 14, 23, 25.1, 25.12 and 26.2 of the report titled “Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada” with an effective date of March 12, 2025, prepared for Foran Mining Corp. and readdressed to Eldorado Gold Corporation on May 29, 2026.

7.	I last visited the McIlvenna Bay Project from August 16 to 18, 2018 and again from November 17 to 19, 2021.

8.	I am independent of the issuer and its subsidiaries as described by Section 1.5 of the instrument.

9.	I have previous involvement with the McIlvenna Bay Project as a co-author of a number of previous Technical Reports related to the project.

10.	I have read NI 43–101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

11.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Report, the omission to disclose which makes the Report misleading

12.	As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for, contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated this June 8, 2026.

(signed) "William J. Lewis"

William J. Lewis, P.Geo.

June 2026
Project Number: 169524701